May 30, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Intercepts 19.05 metres of 239.6 g/t Silver-Equivalent

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Of particular note is the major width and high grade in the Abundancia Vein in “Mina La Preciosa” sector from drill hole BP07-101. The Abundancia Vein yielded 19.05 metres true width grading 226.0 g/t Ag and 0.227 g/t Au for a silver-equivalent of 239.6 g/t, including 11.97 metres true width grading 296.5 g/t Ag and 0.249 g/t Au for a silver-equivalent of 311.4 g/t. This hole also contained thickness and grade intercepts for Chabelita, Luz Elena and Martha Veins.

Gary Cope, President of Orko, adds, "The 19.05 metre true width intercept grading 239.6 g/t silver-equivalent in Abundancia Vein is extremely exciting. This intercept is remarkable not only for its width but also for its consistent high grade. La Preciosa continues to deliver and we are eagerly anticipating releasing further results as they become available.”

BP07-101

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	97.14	116.86	19.72	19.05	0.227	226.0	239.6
Includes	97.14	109.53	12.39	11.97	0.249	296.5	311.4
Includes	104.15	106.88	2.73	2.64	0.368	475.5	497.6

Chabelita	126.46	128.82	2.36	2.28	0.261	173.8	189.5
Includes	126.46	127.70	1.24	1.20	0.401	296.7	320.8

Luz Elena	205.59	207.22	1.63	1.53	0.622	309.3	346.6
Includes	205.59	206.94	1.35	1.27	0.742	361.9	406.4

Unnamed	268.62	269.28	0.66	0.57	0.202	436.8	448.9

Martha	534.74	540.18	5.44	4.71	0.474	74.6	103.0
Includes	537.33	540.18	2.85	2.47	0.839	74.0	124.3
Includes	538.69	540.18	1.49	1.29	1.415	103.5	188.4

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com

Hole BP07-101 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-08 and 09 and west of hole BP06-91 on mine-section 15,400 N, azimuth 090, dip -45 degrees. It is 100 metres south and 100 metres west of the previously reported high-grade hole BP07-102 (news release 9 May 2007).

BP07-91

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	108.31	110.41	2.10	1.97	0.184	131.4	142.5
Includes	108.31	109.84	1.53	1.44	0.244	156.6	171.2

Esperancita	180.10	182.25	2.15	1.38	0.293	171.7	189.3
Includes	180.31	182.05	1.74	1.12	0.355	208.6	229.9

Unnamed	208.47	211.14	2.67	2.51	0.183	107.5	118.5
Includes	209.20	211.14	1.94	1.82	0.208	119.3	131.8

Abundancia	215.00	223.10	8.10	7.61	0.104	106.7	113.0
Includes	219.60	223.10	3.50	3.29	0.188	167.1	178.4
Includes	215.00	215.60	0.60	0.56	0.088	221.0	226.3

Hole BP06-91 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-08, 09 and BP07-101 on mine-section 15,400 N, azimuth 090, dip - 45 degrees. This hole did not go deep enough to reach the Martha Vein.

BP06-87

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	365.25	368.81	3.56	3.44	0.142	113.3	121.8
Includes	365.25	365.81	0.56	0.54	0.534	209.0	241.0
Includes	368.39	368.81	0.42	0.41	0.297	590.0	607.8

Unnamed	592.87	594.73	1.86	1.75	0.363	116.4	138.2
Includes	593.17	593.57	0.40	0.38	1.380	530.0	612.8

Hole BP06-87 was a western deep step-out hole collared in the fields west of La Preciosa Ridge in “Mina La Preciosa Sector”, 150 metres west of holes BP05-08 and 09, on mine-section 15,400 N, azimuth 090, dip -50 degrees.

BP06-86

Hole BP06-86 was drilled in La Preciosa Norte Sector at 090 degrees azimuth, -45 degrees dip, on mine-section 15,800 N, 100 metres east of BP06-82. Quartz vein and veinlets zones, with galena and sphalerite, were identified, but precious metal content is low.

BP07-93, 97 and 100

Hole BP07-93, 97 and 100 were northward oriented holes, -45 degrees dip, to test the transition area between “Mina La Preciosa Sector” and “La Preciosa Norte Sector”. The results show a post-mineralization intense fracturing and brecciation zone. No structures of economic mineralization present.

A detailed drill plan map is available at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

A printer friendly PDF format is available at the link below:

http://www.investorhub.ca/orkonews.pdf

Due to the use of two certified analytical labs, with different times to delivery of results, and the difference in speed of drilling of the two drill rigs, the announcement of drill results will be out of numeric sequence for some of the drill holes. All drill results will be announced and reported as received.

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .